Philips Annual General Meeting of Shareholders approves name change, re-appointments of Supervisory Board members, 2013 dividend and the amended Long-Term Incentive Plan for the Board of Management

May 3, 2013

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE: PHG, AEX: PHIA) announced that today’s Annual General Meeting of Shareholders (AGM) has adopted the proposal to amend the articles of association of the company to change the name of the company from Koninklijke Philips Electronics N.V. to Koninklijke Philips N.V. (Royal Philips).

Further, the AGM approved the re-appointments of Ms. Christine Poon, Mr. James Schiro and Mr. Jeroen van der Veer to their current functions as members of the Supervisory Board, effective upon the closing of the 2013 General Meeting of Shareholders (AGM).

The AGM approved Philips’ proposal to pay a dividend over 2012 of EUR 0.75 per share in 2013. The dividend will be paid in cash or shares, at the shareholder’s option. More information about the optional dividend can be found here. In addition, the AGM approved the amended Long-Term Incentive Plan for the Board of Management. All other proposals made to shareholders at the AGM were also accepted.

For more information about Philips’ 2013 AGM, please visit this site. Additional information on the composition of the Board of Management, the Executive Committee, the Supervisory Board, as well as Philips’ 2012 results, is included in Philips’ 2012 Annual Report that was published on February 25, 2013.

For further information, please contact: Joost Akkermans

Philips Corporate Communications Tel: +31 6 3175 8996

E-mail: joost.akkermans@philips.com

About Royal Philips Electronics: Royal Philips Electronics (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2012 sales of EUR 24.8 billion and employs approximately 116,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.